                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                                PVF CAPITAL CORP.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   693654 10 5
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                                 (CUSIP Number)

                                UMBERTO P. FEDELI
                                THE FEDELI GROUP
                          5005 ROCKSIDE ROAD, SUITE 500
                            INDEPENDENCE, OHIO 44131
                                 (216) 328-8080
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 30, 2009
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 693654 10 5                 13D/A                     PAGE 2 OF 4
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1      NAMES OF REPORTING PERSONS:
       UMBERTO P. FEDELI

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                       (a) /_/

                                                       (b) /_/
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3      SEC USE ONLY
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4      SOURCE OF FUNDS (SEE INTRUCTIONS)
       PF, OO
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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                        /_/
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
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       NUMBER OF             7      SOLE VOTING POWER            636,000 (1)(2)
         SHARES
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY
          EACH               8      SHARED VOTING POWER               0
       REPORTING
         PERSON          -------------------------------------------------------
          WITH
                             9      SOLE DISPOSITIVE POWER       636,000 (1)(2)

                         -------------------------------------------------------

                             10     SHARED DISPOSITIVE POWER          0

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       636,000 (1)(2)

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.18%

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14     TYPE OF REPORTING PERSON
       IN

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(1)  Includes 10,000 shares owned by the Fedeli Family Charitable Foundation.
(2) Includes 1,000 shares owned by Mr. Fedeli's wife's IRA, for which Mr. Fedeli disclaims beneficial ownership.

INTRODUCTION.

         This Amendment No. 5 to Schedule 13D is filed by Umberto P. Fedeli relating to shares of common stock, par value, $0.01 per share (the "Shares"), of PVF Capital Corp. (the "Company"), which is the holding company for Park View Federal Savings Bank.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended and supplemented as follows:

         The additional 140,000 Shares reported in Item 5(c) hereof as having been acquired by Mr. Fedeli were acquired for the aggregate purchase price of $280,000 (excluding commissions) with Mr. Fedeli's personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and (c) are hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission ("SEC") by the Company, there were 7,773,823 Shares outstanding.

         Mr. Fedeli beneficially owns 636,000 Shares, or 8.18% of the outstanding Shares, which include 625,000 Shares owned individually, 10,000 Shares owned by the Fedeli Family Charitable Foundation, of which Mr. Fedeli is the president, and 1,000 Shares owned by his wife's IRA. Mr. Fedeli disclaims beneficial ownership of the Shares owned by his wife's IRA.

         (c) Since the filing of Mr. Fedeli's Amendment No. 4 to Schedule 13D, filed with the SEC on November 24, 2008, Mr. Fedeli effected the following transaction in the Shares:

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           Date                  Number of Share           Price per Share
           ----                  ---------------           ---------------
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        1/30/2009                   140,000                     $2.00
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 4, 2009                 /s/ Umberto P. Fedeli
                                       -----------------------------------------
                                       Umberto P. Fedeli